UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Root9B Technologies, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

776650103
(CUSIP Number of Common Stock Underlying Warrants)

Brian King
Chief Operating Officer
Root9B Technologies, Inc.
4521 Sharon Road, Suite 300
Charlotte, NC 28211
Phone: (704) 521-8077
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$5,557,374	$560

(1)
Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise (the “Offer to Amend and Exercise”) outstanding warrants to purchase an aggregate of 4,358,724 shares of common stock issued to investors participating in the Company’s private placement financings closed on December 26, 2012, January 25, 2013 and February 26, 2013 (the “Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $1.275 per share of common stock, which represents the average of the high and low sales price of the common stock on January 8, 2016.

(2)	Calculated by multiplying the transaction value by 0.0001007.

□
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

□	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

□	third party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

□	going private transaction subject to Rule 13e-3.

□	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	SUMMARY TERM SHEET

The information under the heading “Offering Summary” in the Offer to Amend and Exercise filed as Exhibit (a)(1)(B) to this Exhibit TO is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)
The name of the subject company (issuer) and filing person (offeror) is Root9B Technologies, Inc., a Delaware corporation (the “Company”). The address and telephone number of its principal executive offices are 4521 Sharon Road, Suite 300, Charlotte, NC 28211; (704) 521-8077.

(b)
As of January 11, 2016 the Company is offering to amend warrants to purchase an aggregate of 4,358,724 shares of common stock (the “Offer to Amend and Exercise”),  issued to investors  participating in the Company’s private placement financing closed on December 26, 2012, January 25, 2013 and February 26, 2013 (the “Original Warrants”) which are exercisable at an exercise price of $1.125 per share. Pursuant to the Offer to Amend and Exercise, all of the Original Warrants will be amended to reduce the exercise price to $1.10 per share of common stock in cash on the terms and conditions set forth in the Offer to Amend and Exercise. There is no minimum participation requirement with respect to the Offer to Amend and Exercise.
As of December 31, 2015, the Company had: (i) 76,990,639 shares of common stock outstanding; and, (ii) outstanding warrants to purchase 25,908,927 shares of common stock (including, the Original Warrants). As of December 31, 2015, the Company had 12,257,084 options issued under the 2008 Stock Incentive Plan.

(c)
No trading market exists for the Original Warrants.

Our common stock trades publicly on the OTCQB under the symbol "RTNB."  The OTCQB is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter equity securities.  The OTCQB securities are traded by a community of market makers that enter quotes and trade reports.  This market is extremely limited and any prices quoted may not be a reliable indication of the value of our common stock.  The following table sets forth the high and low bid prices per share of our common stock by the OTCQB for the periods indicated as reported on the OTCQB. On January 8, 2016, the closing price of our common stock as reported on the OTCQB was $1.26 per share.

For the year ended December 31, 2016	High	Low
First Quarter (through January 8)	1.38	1.21

For the year ended December 31, 2015	High	Low
First Quarter	1.64	1.21
Second Quarter	2.45	1.02
Third Quarter	1.49	0.90
Fourth Quarter	1.44	1.00

For the year ended December 31, 2014	High	Low
First Quarter	$0.68	$0.51
Second Quarter	0.86	0.51
ThirdQuarter	1.16	0.83
Fourth Quarter	1.59	0.85

The quotes represent inter-dealer prices, without adjustment for retail mark-up, markdown or commission and may not represent actual transactions. The trading volume of our securities fluctuates and may be limited during certain periods. As a result of these volume fluctuations, the liquidity of an investment in our securities may be adversely affected.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)
The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o Root9B Technologies, Inc., 4521 Sharon Road, Suite 300, Charlotte, NC 28211; (704) 521-8077.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are executive officers, directors and/or control persons of the Company:

Name	Age	Position

Joseph J. Grano, Jr	67	Director, Chairman, CEO
Isaac Blech	65	Director, Vice Chairman
Kevin Carnahan	57	Director
John Catsimatidis	66	Director
Wesley Clark	71	Director
Patrick M. Kolenik	63	Director
Gregory C. Morris	54	Director
Harvey Pitt	70	Director
Anthony Sartor	72	Director
Seymour Siegel	72	Director
Cary W. Sucoff	63	Director
Dan Wachtler	44	Director, CEO of subsidiary
Brian King	62	Chief Operating Officer
Eric Hipkins	48	CEO Cyber Division

Item 4.	TERMS OF THE TRANSACTION

(a)
Information about the terms of the transaction under the headings “Offering Summary” and “Description of Offer to Amend and Exercise” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)
See Item 8 below for a description of the executive officers, directors and affiliates who hold Original Warrants and who will have an opportunity to participate in the Offer to Amend and Exercise on the same terms and conditions as the other holders of Original Warrants.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)
See Item 9 below for a description of the Company’s retention of Maxim Group, LLC to serve as the Warrant Agent for the Offer to Amend and Exercise.

The Company filed a registration statement on Form S-1 with the SEC covering the Warrants and the shares of common stock underlying the warrants which became effective on April 30, 2015  (Registration Number (333-188131)).

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)
Information about the purposes of the transaction is found under the headings “Purpose of the Offer to Amend and Exercise and Use of Proceeds” of the Offer to Amend and Exercise and is incorporated herein by reference.

(b)
The Company intends to cancel the Original Warrants tendered hereby upon the tender and exercise of the Original Warrants by the holders thereof. Pursuant to the Offer to Amend and Exercise, Original Warrants that are not so exercised will remain outstanding pursuant to their original terms.

(c)
No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Original Warrants in connection with this Offer to Amend and Exercise relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10), except as follows:

• Any holder of Original Warrants who elects to exercise his, her or its Original Warrants will acquire additional shares of common stock of the Company as a result of such exercise. As of December 31, 2015, the Company had 76,990,639 shares of common stock outstanding. The Original Warrants are exercisable for an aggregate of 4,358,724 shares of common stock. Assuming all Original Warrants are exercised, the Company’s outstanding shares of common stock would increase to 81,349,363 with the shares issued upon exercise of the Original Warrants representing 5.4% of the then outstanding shares of common stock.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)
As of December 31, 2015, there are outstanding Original Warrants to purchase an aggregate of 4,358,724 shares of common stock. None of the Company’s executive officers, directors and control persons hold any Original Warrants.

(b)	None of our directors or executive officers participated in any transaction involving the Original Warrants during the past 60 days.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)
The Company has retained Maxim to act as its warrant agent for the Offer to Amend and Exercise pursuant to a Warrant Agent Agreement, attached as Exhibit d(1) to its Schedule TO. Maxim, in accordance with the terms of the Engagement Agreement, shall use reasonable commercial efforts to contact holders of the Original Warrants by mail, telephone, facsimile, or other electronic means and solicit their participation in the Offer to Amend and Exercise. Maxim will receive a fee equal to 6% of the cash exercise prices paid by holders of the Original Warrants who participate in the Offer to Amend and Exercise. In addition, the Company has agreed to reimburse Maxim for its reasonable out-of-pocket expenses and attorney’s fees up to $35,000, including a $5,000 non-accountable expense allowance. The Company has agreed to indemnify Maxim against certain liabilities in connection with the Offer to Amend and Exercise, including certain liabilities under the federal securities laws.

The Company may also use the services of its officers and employees to solicit holders of the Original Warrants to participate in the Offer to Amend and Exercise without additional compensation.

Item 10.	FINANCIAL STATEMENTS.

(a)	The Company’s financial statements are incorporated herein by reference:

●	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the SEC on November 13, 2015;
●	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the SEC on August 14, 2015;
●	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, filed with the SEC on May 15, 2015; and
●	Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 30, 2015.

The full text of the Quarterly Reports on Form 10-Q and the Annual Report on Form 10-K, as well as the other documents the Company has filed with the Commission prior to, or will file with the Commission subsequent to, the filing of this Tender Offer Statement on Schedule TO, can be accessed electronically on the Commission’s website at www.sec.gov. In addition, the Company makes available, free of charge on its website all filings that are made electronically with the SEC. These materials can be found in the “Investors” section of the Company’s website at www.organovo.com, by clicking the “SEC Filings” link. Copies of our SEC filings are also available without charge upon written request addressed to: Root9B Technologies, Inc., 4521 Sharon Road, Suite 300, Charlotte, NC 28211; (212) 371-5204.

Our net tangible book value as of September 30, 2015 was approximately $864,895, or approximately $0.01 per share. Net tangible book value per share represents our total tangible assets less total tangible liabilities, divided by the number of shares of common stock outstanding as of September 30, 2015.

(b)	The information required to be furnished by Item 1010(b) of Regulation M-A is not material to the present offering.

Item 11.	ADDITIONAL INFORMATION.

(a)	(1)
Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Amend and Exercise.

	(2)	There are no applicable regulatory requirements or approvals needed for the Offer to Amend and Exercise.

	(3)	There are no applicable anti-trust laws.

	(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

	(5)	None.

(b)	Not applicable.

(c)	None.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)           (1)(A)           Letter to Holders of Original Warrants

(1)(B)           Offer to Amend and Exercise

(1)(C)           Form of Election to Participate and Amend and Exercise Warrant

(1)(D)           Form of Notice of Withdrawal

(1)(E)           Form of Amendment to Original Warrant

(1)(F)           Form of New Warrant

        (5)(A)          Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 (as filed with the SEC on November 13, 2015 and incorporated herein by reference)

(5)(B)           Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (as filed with the SEC on August 14, 2015 and incorporated herein by reference)

(5)(C)           Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (as filed with the SEC on May 15, 2015 and incorporated herein by reference)

(5)(D)           Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (as filed with the SEC on March 30, 2015 and incorporated herein by reference)

(5)(E)           Form of Original Warrant (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, as filed with the SEC on January 2, 2013)

(b)                      Not applicable.

(c)                      Not applicable.

(d)                      None.

(e)                      None.

(f)                       None.

(g)                      None.

(h)                      Not applicable.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Root9B Technologies, INC.

By:	/s/ Joseph Grano Jr.
Name:	Joseph Grano Jr.
Title:	Chief Executive Officer
(Principal Executive Officer)
Date: January 11, 2016